UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*


                         Brantley Capital Corporation
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                  105-494-108
                                (CUSIP Number)


                               Richard A. Barone
                            C/O Ancora Capital Inc.
                             One Chagrin Highlands
                         2000 Auburn Drive, Suite 420
                             Cleveland, Ohio 44122
                                (216) 825-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                April 30, 2003
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (
4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.




                                 SCHEDULE 13D

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CUSIP No.
105-494-108
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1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Richard A. Barone
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
             00
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
             State of Ohio, U.S.A.
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
NUMBER OF                 20,000
SHARES
BENEFICIALLY              -----------------------------------------------------
OWNED BY            8     SHARED VOTING POWER
EACH                      200,000
REPORTING                 -----------------------------------------------------
PERSON              9     SOLE DISPOSITIVE POWER
WITH                      20,000
                          -----------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          260,700
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             280,700
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.37%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
             IN
-------------------------------------------------------------------------------



Item 1.      Security and Issuer

   This Statement relates to the shares of Common Stock (the "Shares") of Brantley Capital Corporation ("Brantley" or the "Issuer"). The principal executive offices of Brantley are located at 3201 Enterprise Parkway, Suite 350, Cleveland, Ohio 44122.

Item 2.      Identity and Background

   Prior to January 2, 2003, Richard A. Barone, an individual ("Mr. Barone") served as an outside portfolio manager to Fifth Third Bancorp's ("FTB") asset management subsidiary, Fifth Third Investment Advisors ("FTIA"), and a named advisor under FTIA's ADV filing. In this capacity, Mr. Barone had investment management discretion for the Fifth Third Multi Cap Value Fund, and Fifth Third Micro Cap Value Fund. He also had management discretion for a variety of FTIA's individual and institutional clients. He had no voting power for the securities owned by these Funds and clients.

   FTB, an Ohio corporation, is a registered financial holding company and a bank holding company. FTB provides a diversified range of banking and nonbanking services and products. FTB's principal office is located in Cincinnati, Ohio and its common stock is traded in the over-the-counter market through The Nasdaq National Market under the symbol "FITB."

   Mr. Barone's agreement with FTB was modified just prior to December 31, 2002, so that after January 2, 2003, he no longer was named a manager with investment discretion over the Fifth Third Multi Cap Value Fund, Fifth Third Micro Cap Value Fund, and a number of individual and institutional accounts. It was agreed that Mr. Barone would remain an advisor under FTIA's ADV filing through March 31, 2003, during which time he would continue to manage a small number of individual and institutional clients ("Remaining Clients") for FTIA. Mr. Barone continues to be subject to a non competition agreement with FTB through January 2, 2004.

   Mr. Barone is also Chairman and controlling shareholder of Ancora Capital Inc. ("Ancora Capital"), whose main subsidiary is Ancora Securities Inc. "Ancora Securities"), a Nevada corporation, registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). Ancora Capital and Ancora Securities share a place of business at One Chagrin Highlands, 2000 Auburn Drive, Suite 420, Cleveland,
Ohio 44122.

   Mr. Barone is also the sole owner of Ancora Advisors LLC ("AA"), a newly formed investment advisor registered with the SEC. As of March 31, 2003, subject to a variety of signed agreements, AA became the investment advisor to the Remaining Clients. AA's principal place of business is One Chagrin Highlands, 2000 Auburn Drive, Suite 430, Cleveland, Ohio 44122.

   Mr. Barone and the other entities named herein each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

   Mr. Barone has never been convicted in a criminal proceeding and has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Barone is a U.S. citizen.


Item 3.      Source and Amount of Funds or Other Consideration

   Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients. Ancora Securities disclaims beneficial ownership of such Shares.

   AA owns no Shares directly but AA may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment management clients. AA disclaims beneficial ownership of such Shares. AA has shared voting power with respect to certain Remaining Clients shares.


Item 4.      Purpose of Transaction

   Mr. Barone and the other entities named herein acquired Shares to establish investment positions in the Issuer. Subject to market and business conditions and other factors, Mr. Barone and other entities named herein may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.


Item 5.      Interest in Securities of the Issuer

   Set forth below for Mr. Barone and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of the end of business on April 30, 2003, and the percentage of the Shares outstanding represented by such ownership (based on 3,810,535 shares outstanding):

Name:                            No. of Shares             Percent of Class

Ancora Securities Inc(1)             47,700                           1.25 %

Richard Barone(2)                    20,000                           0.52 %

Managed Accounts(3)                 213,000                           5.60 %

Total(4)                            280,700                           7.37 %


     (1) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

     (2) Shares owned directly by Mr. Barone as an individual investor and are held at Ancora Securities.

     (3) Mr. Barone owns zero of these Shares directly but, by virtue of his positions as portfolio manager for the privately managed accounts of the Remaining Clients, he may be deemed to beneficially own 213,000 Shares. Mr. Barone disclaims beneficial ownership of all such Shares.

     (4) Mr. Barone owns 20,000 Shares directly but, by virtue of his positions as the controlling shareholder of Ancora Securities; an individual investor; and portfolio manager for the privately managed accounts of the Remaining Clients, he may be deemed to beneficially own 280,700 Shares. Mr. Barone disclaims beneficial ownership of 260,700 such Shares.



     (c) The following transactions were effected since the most recent filing of Schedule 13D: See Exhibit A Relevant Transactions in Shares.
     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


   Phillip Goldstein and related entities have brokerage accounts with Samuels, Chase & Co., which has a business arrangement for execution with Ancora Securities. Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Barone and any of the entities named herein or any other person with respect to any Shares.

Item 7.      Material to Be Filed as Exhibits

             Exhibit A Relevant Transactions in Shares.

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Richard Barone

Date: 5/12/2003                         by: /s/Richard A. Barone
                                        Richard A. Barone

EXHIBIT A

      Brantley Capital Corporation (BBDC)
           SECURITY CROSS REFERENCE

Date                                     Unit
Purchased      Quantity                  Cost
---------     ----------                ------
2/19/03           100                    6.75
2/19/03         1,000                    6.75
2/19/03           200                    6.75
2/19/03           700                    6.75
2/19/03           500                    6.89

                2,500




The Filing Persons had 31,000 shares moved into the number of shares beneficially owned with shared dispositive power since the last filing.




Date                                           Unit
Sold                       Quantity            Cost
---------                 ----------          ------

2/12/2003		      100 	       7.02
2/12/2003		      200 	       7.03
2/12/2003		      300 	       7.00
2/12/2003		      300 	       7.03
2/12/2003		      502 	       7.00
2/12/2003		       98 	       7.00
3/20/2003		    1,000 	       8.66
3/20/2003		      450 	       8.58
3/20/2003		      550 	       8.65
3/20/2003		      100 	       8.41
3/20/2003		      400 	       8.40
3/20/2003		      500 	       8.35
3/20/2003		      500 	       8.40
3/20/2003		      500 	       8.40
3/20/2003		      100 	       8.60
3/20/2003		      100 	       8.62
3/20/2003		      100 	       8.63
3/20/2003		      100 	       8.64
3/20/2003		      200 	       8.64
3/20/2003		      400 	       8.60
3/20/2003		      500 	       8.60
3/20/2003		      100 	       8.39
3/20/2003		      200 	       8.37
3/20/2003		      500 	       8.45
3/20/2003		      700 	       8.35
3/20/2003		      200 	       6.79
3/20/2003		      800 	       6.75
3/21/2003		      100 	       8.52
3/21/2003		      100 	       8.53
3/21/2003		      100 	       8.54
3/21/2003		      100 	       8.70
3/21/2003		      120 	       8.55
3/21/2003		    1,480 	       8.50
3/21/2003		      200 	       8.45
3/21/2003		      200 	       8.56
3/21/2003		      200 	       8.75
3/21/2003		      400 	       8.51
3/21/2003		      400 	       8.70
3/21/2003		    4,800 	       8.45
3/21/2003		      500 	       8.56
3/21/2003		      500 	       8.70
3/21/2003		      800 	       8.70
3/21/2003		      200 	       8.40
3/21/2003		      200 	       8.50
3/21/2003		      300 	       8.48
3/21/2003		    4,800 	       8.40
3/21/2003		      500 	       8.50
3/21/2003		      100 	       8.50
3/21/2003		      100 	       8.50
3/21/2003		    1,000 	       8.50
3/21/2003		    1,100 	       8.50
3/21/2003		      200 	       8.50
3/21/2003		      450 	       8.50
3/21/2003		       50 	       8.50
3/21/2003		      500 	       8.45
3/21/2003		      750 	       8.40
3/21/2003		      750 	       8.45
3/24/2003		      200 	       8.30
3/24/2003		    3,300 	       8.30
3/24/2003		      500 	       8.30
3/24/2003		      200 	       8.25
3/24/2003		    2,000 	       8.25
3/24/2003		    2,800 	       8.25
3/26/2003		      500 	       8.36
3/26/2003		      700 	       8.36
3/26/2003		      800 	       8.36
3/28/2003		      200 	       8.30
3/28/2003		    2,800 	       8.30
 4/1/2003                     200              8.32
 4/1/2003                   1,000              8.32
 4/1/2003                     800              8.32
 4/2/2003                   5,000              8.50
 4/3/2003                     500              8.45
 4/3/2003                   1,000              8.45
 4/3/2003                     100              8.43
 4/3/2003                     100              8.45
 4/3/2003                   1,000              8.35
 4/3/2003                     200              8.35
 4/3/2003                     200              8.45
 4/3/2003                     400              8.44
 4/3/2003                     500              8.35
 4/7/2003                     500              8.38
 4/7/2003                     500              8.38
 4/7/2003                     200              8.45
 4/7/2003                     300              8.45
 4/7/2003                     660              8.45
 4/7/2003                     100              8.45
 4/7/2003                   1,900              8.44
 4/7/2003                   1,000              8.38
 4/7/2003                   2,000              8.38
 4/7/2003                   4,340              8.38
4/21/2003                   6,000              8.37
4/21/2003                     100              8.40
4/21/2003		    5,900 	       8.38
4/25/2003		      500 	       8.59
4/25/2003		      500 	       8.59
4/28/2003		      500 	       8.48
4/29/2003		    1,000 	       8.50
4/29/2003		      500 	       8.50
4/30/2003		      400 	       8.50
4/30/2003		      500 	       8.51
4/30/2003		      600 	       8.51

		           83,500